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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

Amendment No. 1
RULE 13e-3 TRANSACTION STATEMENT
(Under Section 13(e) of the Securities Exchange Act of 1934)

Gridsum Holding Inc.
(Name of the Issuer)

Gridsum Holding Inc.
Kang Bo Si Nan (Beijing) Technology Co., Ltd.
Gridsum Group Limited
Gridsum Corporation
Gridsum Growth Inc.
Mr. Guosheng Qi
Generation Gospel Limited
Fairy Spirit Limited
Mr. Guofa Yu
Garden Enterprises Ltd.
Zhangjiagang Zhixinggewu Enterprise Management Center (Limited Partnership)
Wuxi Zhihe Enterprise Consulting Partnership (Limited Partnership)
(Names of Persons Filing Statement)

Shares, par value $0.001 per share
American Depositary Shares, each representing one Class B Ordinary Share
(Title of Class of Securities)

398132100
(CUSIP Number)1

Gridsum Holding Inc. South Wing, High Technology Building, No. 229 North 4th Ring Road, Haidian District, Beijing 100083, People's Republic of China Telephone: (86-10) 8261-9988	Kang Bo Si Nan (Beijing) Technology Co., Ltd. Room 206-34, 2nd Floor, Building No.3, No.81 Zi Zhu Yuan Road, Haidian District, Beijing, People's Republic of China Telephone: (86-10) 8286-3684
Gridsum Group Limited 9/F MW Tower, No 111 Bonham Strand, Sheung Wan, Hong Kong Telephone: (86-10) 8286-3684
Gridsum Corporation
Gridsum Growth Inc.
Offices of Sertus Incorporations (Cayman) Limited,
Sertus Chambers, Governors Square, Suite # 5-204,
23 Lime Tree Bay Avenue, P.O. Box 2547,
Grand Cayman, KY1-1104, Cayman Islands
Telephone: (86-10) 8286-3684

Mr. Guosheng Qi
Generation Gospel Limited
Fairy Spirit Limited
c/o South Wing, High Technology Building,
No. 229 North 4th Ring Road,
Haidian District, Beijing 100083,
People's Republic of China
Telephone: (86-10) 8261-9988	Mr. Guofa Yu Garden Enterprises Ltd. c/o South Wing, High Technology Building, No. 229 North 4th Ring Road, Haidian District, Beijing 100083, People's Republic of China Telephone: (86-10) 8261-9988

Zhangjiagang Zhixinggewu Enterprise
Management Center (Limited Partnership)
Room 101, No. 259 Nanjing West Road,
Tangqiao Town, Zhangjiagang City, Jiangsu Province,
People's Republic of China
Telephone: (86-10) 8286-3684	Wuxi Zhihe Enterprise Consulting
Partnership (Limited Partnership)
Room 1601-40, No.8 Financial 2nd Street,
Binhu District, Wuxi, Jiangsu Province,
People's Republic of China
Telephone: (86-10) 8286-3684
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
With copies to:
Jie (Jeffrey) Sun, Esq. Orrick, Herrington & Sutcliffe LLP 47/F Park Place 1601 Nanjing Road West, Shanghai 200040 People's Republic of China Telephone: +86 21 6109 7103	Richard V. Smith, Esq. Orrick, Herrington & Sutcliffe LLP The Orrick Building 405 Howard Street San Francisco, CA 94105, USA Telephone: +1 (415) 773-5830
Stephanie Tang, Esq. Hogan Lovells 11th Floor, One Pacific Place 88 Queensway, Admiralty Hong Kong Telephone: +852 2219-0888	Niping Wu, Esq. Fenwick & West LLP Unit 908, Kerry Parkside Office 1155 Fang Dian Road Pudong New Area, Shanghai 201204 People's Republic of China Telephone: +86 21 8017 1200

        This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b	☐	The filing of a registration statement under the Securities Act of 1933.
c	☐	A tender offer
d	☒	None of the above

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

        Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**

$56,775,002.82	$6,194.16

*
Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $2.00 for 24,274,102 issued and outstanding shares of the issuer (including shares represented by the American Depositary Shares, each representing one class B ordinary share) subject to the transaction, and (b) the product of 3,249,235 restricted share units of the issuer subject to the transaction multiplied by $2.00 per restricted share unit plus (c) the product of 1,093,879 shares issuable under all outstanding options with per share exercise price lower than $2.00 multiplied by $1.58 per share (which is the difference between $2.00 per share merger consideration and the weighted average exercise price of $0.42 per share of such options) ((a) , (b) and (c) together, the "Transaction Valuation").

**
The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2021, was calculated by multiplying the Transaction Valuation by 0.0001091.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

1
This CUSIP applies to the American Depositary Shares, which may be evidenced by American Depositary Receipts, each representing one class B ordinary share.

i

INTRODUCTION

        This Amendment No. 1 to the Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this "Transaction Statement"), is being filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), jointly by the following persons (each, a "Filing Person," and collectively, the "Filing Persons"): (a) Gridsum Holding Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the "Company"), the issuer of the ordinary shares, par value US$0.001 per share (each, a "Share" and collectively, the "Shares"), including the Shares represented by the American depositary shares ("ADSs"), each representing one class B ordinary share of the Company (the "Class B Ordinary Share"), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Kang Bo Si Nan (Beijing) Technology Co., Ltd., a company with limited liability incorporated under the laws of the People's Republic of China and an affiliate of Mr. Guosheng Qi ("Beijing SPV"); (c) Gridsum Group Limited, a private company with limited liability incorporated under the laws of Hong Kong and a wholly-owned subsidiary of Beijing SPV ("Holdco"); (d) Gridsum Corporation, an exempted company with limited liability incorporated under the laws of Cayman Islands and a wholly-owned subsidiary of Holdco ("Parent"); (e) Gridsum Growth Inc., an exempted company with limited liability incorporated under the laws of Cayman Islands and a wholly-owned subsidiary of Parent ("Merger Sub"); (f) Mr. Guosheng Qi, one of the co-founders, chairman and chief executive officer of the Company ("Mr. Qi"); (g) Generation Gospel Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands wholly owned by Mr. Qi ("Generation Gospel"); (h) Fairy Spirit Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands controlled by Mr. Qi ("Fairy Spirit"); (i) Mr. Guofa Yu, one of the co-founders, director and chief operating officer of the Company ("Mr. Yu"); (j) Garden Enterprises Ltd., a business company with limited liability incorporated under the laws of British Virgin Islands wholly owned by Mr. Yu ("Garden Enterprises", together with Mr. Qi, Generation Gospel, Fairy Spirit and Mr. Yu, the "Rollover Securityholders"); (k) Zhangjiagang Zhixinggewu Enterprise Management Center (Limited Partnership), a limited liability partnership organized under the laws of the People's Republic of China ("Zhixinggewu"); and (l) Wuxi Zhihe Enterprise Consulting Partnership (Limited Partnership), a limited liability partnership organized under the laws of the People's Republic of China ("Wuxi Zhihe"). Beijing SPV, Holdco, Parent, Merger Sub and Rollover Securityholders are collectively referred to herein as the "Buyer Group."

        On September 30, 2020, Parent, Merger Sub and the Company entered into an agreement and plan of merger (the "Merger Agreement") providing for the merger of Merger Sub with and into the Company (the "Merger"), with the Company continuing as the surviving company (the "Surviving Company") resulting from the Merger as a wholly-owned subsidiary of Parent.

        If the Merger is consummated, at the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist in exchange for the right to receive US$2.00 and each issued and outstanding ADS will represent the right to surrender one ADS in exchange for US$2.00, in each case, in cash, without interest and net of any applicable withholding taxes. The holders of ADSs will bear any applicable fees, charges and expenses of CITIBANK, N.A., in its capacity as the ADS depositary in connection with the distribution of the merger consideration to the holders of ADSs, including applicable ADS cash distribution fees (US$0.05 per ADS held). Notwithstanding the foregoing, if the Merger is consummated, the following Shares (including Shares represented by ADSs) (collectively, the "Excluded Shares"), will be cancelled and cease to exist at the Effective Time but will not be converted into the right to receive the consideration described in the immediately preceding paragraph:

  (a)
  Shares (including Shares represented by ADSs) owned by Parent, Merger Sub, the Company (as treasury shares, if any) or any of their direct or indirect wholly-owned subsidiaries, which will be cancelled without payment of any consideration or distribution therefor;

  (b)
  Shares (including Shares represented by ADSs) reserved (but not yet allocated) by the Company for settlement upon exercise or vesting of Company's Options (as defined below) and/or Company RSUs (as defined below), which will be cancelled without payment of any consideration or distribution therefor;

  (c)
  Shares (including such Shares represented by ADSs), Company Options and Company RSUs held by the Rollover Securityholders (the "Rollover Securities") immediately prior to the Effective Time, which will be cancelled without payment of any consideration or distribution therefor; and

  (d)
  Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their rights to dissent from the Merger in accordance with Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the "Cayman Islands Companies Law"), which will be cancelled and will entitle the former holders thereof to receive the fair value thereon in accordance with the provisions of Section 238 of the Cayman Islands Companies Law (collectively, the "Dissenting Shares").

        In addition, at the Effective Time, each option to purchase Shares granted under the Company's Stock Option Plan and Equity Incentive Plan (together, the "Company Incentive Plans") (each a "Company Option") (other than any Company Option that is a Rollover Security) that is vested and outstanding immediately prior to the Effective Time will be cancelled and converted into the right of the holder of such vested Company Option to receive cash in the amount equal to the product of (x) the excess, if any, of US$2.00 over the exercise price per Class B Ordinary Share under such Company Option and (y) the number of Class B Ordinary Shares subject to such Company Option (the "Vested Company Option Consideration"), provided that if the exercise price per Class B Ordinary Share of any such Company Option is equal to or greater than US$2.00, such Company Option will be cancelled without any consideration payable in respect thereof.

        At the Effective Time, each Company Option that is unvested and outstanding immediately as of the Effective Time will be cancelled as of the Effective Time, automatically and without any action on the part of the holders thereof, for no consideration.

        At the Effective Time, each restricted share unit of the Company granted under the Company Incentive Plans (each a "Company RSU") (other than any Company RSU that is a Rollover Security) outstanding and unexercised immediately prior to the Effective Time, will be cancelled as of the Effective Time and converted into the right to receive an amount in cash equal to (i) US$2.00, multiplied by (ii) the number of Class B Ordinary Shares underlying such Company RSU, provided that if the Company RSUs are unvested, it shall automatically and without any action on the part of the holders thereof, be deemed to have vested immediately prior to the Effective Time.

        Notwithstanding the foregoing, if the Merger is completed, pursuant to the terms of the support agreement (the "Support Agreement"), dated as of September 30, 2020, by and among the Rollover Securityholders and Parent, each of the Company Options and Company RSUs that is a Rollover Security under the Support Agreement shall be cancelled at the Effective Time.

        The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining the requisite approval of the shareholders of the Company. The Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands in connection with the Merger (the "Plan of Merger") and the transactions contemplated by the Merger Agreement and the Plan of Merger (collectively, the "Transactions"), including the Merger, must be authorized and approved by a special resolution of the Company passed by an affirmative vote of holders of Shares representing two-thirds or more of the voting power of the Shares (including Shares represented by ADSs) present and voting in person or by proxy as a single class at the extraordinary general meeting held in accordance with its memorandum and articles of association.

Pursuant to the Support Agreement, the Rollover Securityholders have agreed to vote all of the Shares beneficially owned by them in favor of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, which Shares represent approximately [68.0]% of the voting rights attached to the Company's issued and outstanding Shares.

        The Company will make available to its shareholders a proxy statement (the "Proxy Statement," a preliminary copy of which is attached as Exhibit (a)(1) to this Transaction Statement), relating to the extraordinary general meeting, at which the Company's shareholders will consider and vote upon, among other proposals, a proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion.

        The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.

        All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has supplied any information with respect to any other Filing Person.

Item 1    Summary Term Sheet

        The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      •
      "SUMMARY TERM SHEET"

      •
      "QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER"

Item 2    Subject Company Information

  (a)
  Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

    •
    "SUMMARY TERM SHEET—The Parties Involved in the Merger"

  (b)
  Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    •
    "THE EXTRAORDINARY GENERAL MEETING—Record Date; Shares and ADSs Entitled to Vote"

    •
    "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY"

  (c)
  Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

    •
    "MARKET PRICE OF THE COMPANY'S ADSS, DIVIDENDS AND OTHER MATTERS—Market Price of the ADSs"

  (d)
  Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

    •
    "MARKET PRICE OF THE COMPANY'S ADSS, DIVIDENDS AND OTHER MATTERS—Dividend Policy"

  (e)
  Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

    •
    "TRANSACTIONS IN SHARES AND ADSS—Prior Public Offerings"

  (f)
  Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

    •
    "TRANSACTIONS IN SHARES AND ADSS"

Item 3    Identity and Background of Filing Persons

  (a)
  Name and Address. Gridsum Holding Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    •
    "SUMMARY TERM SHEET—The Parties Involved in the Merger"

    •
    "ANNEX E—DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON"

  (b)
  Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    •
    "SUMMARY TERM SHEET—The Parties Involved in the Merger"

    •
    "ANNEX E—DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON"

  (c)
  Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    •
    "SUMMARY TERM SHEET—The Parties Involved in the Merger"

    •
    "ANNEX E—DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON"

Item 4    Terms of the Transaction

  (a)
  -(1)  Material Terms—Tender Offers. Not applicable.

  (a)
  -(2)  Material Terms—Merger or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    •
    "SUMMARY TERM SHEET"

    •
    "QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER"

    •
    "SPECIAL FACTORS"

    •
    "THE EXTRAORDINARY GENERAL MEETING"

    •
    "THE MERGER AGREEMENT"

    •
    "ANNEX A—AGREEMENT AND PLAN OF MERGER"

      •
      "ANNEX B—PLAN OF MERGER"

  (c)
  Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    •
    "SUMMARY TERM SHEET—Interests of the Company's Executive Officers and Directors in the Merger"

    •
    SPECIAL FACTORS—Interests of Certain Persons in the Merger"

    •
    "THE EXTRAORDINARY GENERAL MEETING—Proposals to be Considered at the Extraordinary General Meeting"

    •
    "THE MERGER AGREEMENT"

    •
    "ANNEX A—AGREEMENT AND PLAN OF MERGER"

    •
    "ANNEX B—PLAN OF MERGER"

  (d)
  Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    •
    "QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER"

    •
    "SPECIAL FACTORS—Dissenters' Rights"

    •
    "DISSENTERS' RIGHTS"

    •
    "ANNEX D—CAYMAN ISLANDS COMPANIES LAW CAP. 22 (LAW 3 OF 1961, AS CONSOLIDATED AND REVISED)—SECTION 238"

  (e)
  Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

    •
    "PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS"

  (f)
  Eligibility of Listing or Trading. Not applicable.

Item 5    Past Contracts, Transactions, Negotiations and Agreements

  (a)
  Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    •
    "SPECIAL FACTORS—Interests of Certain Persons in the Merger"

    •
    "SPECIAL FACTORS—Related Party Transactions"

    •
    "TRANSACTIONS IN SHARES AND ADSS"

  (b)
  Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    •
    "SPECIAL FACTORS—Background of the Merger"

    •
    "SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board"

    •
    "SPECIAL FACTORS—Buyer Group's Purposes of and Reasons for the Merger"

    •
    "SPECIAL FACTORS—Interests of Certain Persons in the Merger"

    •
    "THE MERGER AGREEMENT"

      •
      "ANNEX A—AGREEMENT AND PLAN OF MERGER"

      •
      "ANNEX B—PLAN OF MERGER"

  (c)
  Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    •
    "SPECIAL FACTORS—Background of the Merger"

    •
    "SPECIAL FACTORS—Plans for the Company after the Merger"

    •
    "SPECIAL FACTORS—Interests of Certain Persons in the Merger"

    •
    "THE MERGER AGREEMENT"

    •
    "ANNEX A—AGREEMENT AND PLAN OF MERGER"

    •
    "ANNEX B—PLAN OF MERGER"

  (e)
  Agreements Involving the Subject Company's Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    •
    "SUMMARY TERM SHEET—Plans for the Company after the Merger"

    •
    "SUMMARY TERM SHEET—Financing of the Merger"

    •
    "SUMMARY TERM SHEET—Support Agreement"

    •
    "SPECIAL FACTORS—Background of the Merger"

    •
    "SPECIAL FACTORS—Plans for the Company after the Merger"

    •
    "SPECIAL FACTORS—Financing of the Merger"

    •
    "SPECIAL FACTORS—Support Agreement"

    •
    "SPECIAL FACTORS—Interests of Certain Persons in the Merger"

    •
    "SPECIAL FACTORS—Voting by the Rollover Securityholders at the Extraordinary General Meeting"

    •
    "THE MERGER AGREEMENT"

    •
    "TRANSACTIONS IN SHARES AND ADSS"

    •
    "ANNEX A—AGREEMENT AND PLAN OF MERGER"

    •
    "ANNEX B—PLAN OF MERGER"

Item 6    Purposes of the Transaction and Plans or Proposals

  (a)
  Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET—Purposes and Effects of the Merger"

  •
  "SUMMARY TERM SHEET—Plans for the Company after the Merger"

  •
  "SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board"

  •
  "SPECIAL FACTORS—Buyer Group's Purposes of and Reasons for the Merger"

  (b)
  Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET"

  •
  "QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER"

  •
  "SPECIAL FACTORS—Buyer Group's Purposes of and Reasons for the Merger"

  •
  "SPECIAL FACTORS—Effects of the Merger on the Company"

  •
  "THE MERGER AGREEMENT"

  •
  "ANNEX A—AGREEMENT AND PLAN OF MERGER"

  •
  "ANNEX B—PLAN OF MERGER"

  (c)
  (1)-(8)    Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET—The Merger"

  •
  "SUMMARY TERM SHEET—Purposes and Effects of the Merger"

  •
  "SUMMARY TERM SHEET—Plans for the Company after the Merger"

  •
  "SUMMARY TERM SHEET—Financing of the Merger"

  •
  "SUMMARY TERM SHEET—Interests of the Company's Executive Officers and Directors in the Merger"

  •
  "SPECIAL FACTORS—Background of the Merger"

  •
  "SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board"

  •
  "SPECIAL FACTORS—Buyer Group's Purposes of and Reasons for the Merger"

  •
  "SPECIAL FACTORS—Effects of the Merger on the Company"

  •
  "SPECIAL FACTORS—Plans for the Company after the Merger"

  •
  "SPECIAL FACTORS—Financing of the Merger"

  •
  "SPECIAL FACTORS—Interests of Certain Persons in the Merger"

  •
  "THE MERGER AGREEMENT"

  •
  "ANNEX A—AGREEMENT AND PLAN OF MERGER"

  •
  "ANNEX B—PLAN OF MERGER"

Item 7    Purposes, Alternatives, Reasons and Effects

  (a)
  Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET—Purposes and Effects of the Merger"

  •
  "SUMMARY TERM SHEET—Plans for the Company after the Merger"

  •
  "SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board"

    •
    "SPECIAL FACTORS—Buyer Group's Purposes of and Reasons for the Merger"

  (b)
  Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SPECIAL FACTORS—Background of the Merger"

  •
  "SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board"

  •
  "SPECIAL FACTORS—Position of the Buyer Group as to the Fairness of the Merger"

  •
  "SPECIAL FACTORS—Buyer Group's Purposes of and Reasons for the Merger"

  •
  "SPECIAL FACTORS—Alternatives to the Merger"

  •
  "SPECIAL FACTORS—Effects on the Company if the Merger is Not Consummated"

  (c)
  Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET—Purposes and Effects of the Merger"

  •
  "SPECIAL FACTORS—Background of the Merger"

  •
  "SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board"

  •
  "SPECIAL FACTORS—Position of the Buyer Group as to the Fairness of the Merger"

  •
  "SPECIAL FACTORS—Buyer Group's Purposes of and Reasons for the Merger"

  •
  "SPECIAL FACTORS—Effects of the Merger on the Company"

  (d)
  Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET—Purposes and Effects of the Merger"

  •
  "SPECIAL FACTORS—Background of the Merger"

  •
  "SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board"

  •
  "SPECIAL FACTORS—Effects of the Merger on the Company"

  •
  "SPECIAL FACTORS—Plans for the Company after the Merger"

  •
  "SPECIAL FACTORS—Effects on the Company if the Merger is Not Consummated"

  •
  "SPECIAL FACTORS—Interests of Certain Persons in the Merger"

  •
  "SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences"

  •
  "SPECIAL FACTORS—Material PRC Income Tax Consequences"

  •
  "SPECIAL FACTORS—Material Cayman Islands Tax Consequences"

  •
  "THE MERGER AGREEMENT"

  •
  "ANNEX A—AGREEMENT AND PLAN OF MERGER"

  •
  "ANNEX B—PLAN OF MERGER"

Item 8    Fairness of the Transaction

  (a)
  -(b)    Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET—Recommendations of the Special Committee and the Board"

  •
  "SUMMARY TERM SHEET—Position of the Buyer Group as to Fairness"

  •
  "SUMMARY TERM SHEET—Opinion of the Special Committee's Financial Advisor"

  •
  "SUMMARY TERM SHEET—Interests of the Company's Executive Officers and Directors in the Merger"

  •
  "SPECIAL FACTORS—Background of the Merger"

  •
  "SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board"

  •
  "SPECIAL FACTORS—Position of the Buyer Group as to the Fairness of the Merger"

  •
  "SPECIAL FACTORS—Opinion of the Special Committee's Financial Advisor"

  •
  "SPECIAL FACTORS—Interests of Certain Persons in the Merger"

  •
  "ANNEX C—OPINION OF HOULIHAN LOKEY (CHINA) LIMITED AS FINANCIAL ADVISOR"

  (c)
  Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET—Shareholder Vote Required to Approve the Merger Agreement and Plan of Merger"

  •
  "QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER"

  •
  "THE EXTRAORDINARY GENERAL MEETING—Vote Required"

  (d)
  Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SPECIAL FACTORS—Background of the Merger"

  •
  "SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board"

  •
  "SPECIAL FACTORS—Opinion of the Special Committee's Financial Advisor"

  •
  "ANNEX C—OPINION OF HOULIHAN LOKEY (CHINA) LIMITED AS FINANCIAL ADVISOR"

  (e)
  Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET—Recommendations of the Special Committee and the Board"

  •
  "QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER"

  •
  "SPECIAL FACTORS—Background of the Merger"

    •
    "SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board"

  (f)
  Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SPECIAL FACTORS—Background of the Merger"

  •
  "SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board"

Item 9    Reports, Opinions, Appraisals and Negotiations

  (a)
  Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET—Opinion of the Special Committee's Financial Advisor"

  •
  "SPECIAL FACTORS—Background of the Merger"

  •
  "SPECIAL FACTORS—Opinion of the Special Committee's Financial Advisor"

  •
  "ANNEX C—OPINION OF HOULIHAN LOKEY (CHINA) LIMITED AS FINANCIAL ADVISOR"

  (b)
  Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SPECIAL FACTORS—Background of the Merger"

  •
  "SPECIAL FACTORS—Opinion of the Special Committee's Financial Advisor"

  •
  "ANNEX C—OPINION OF HOULIHAN LOKEY (CHINA) LIMITED AS FINANCIAL ADVISOR"

  (c)
  Availability of Documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

  •
  "WHERE YOU CAN FIND MORE INFORMATION"

        The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares and ADSs or his, her or its representative who has been so designated in writing.

Item 10    Source and Amount of Funds or Other Consideration

  (a)
  Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET—Financing of the Merger"

  •
  "SPECIAL FACTORS—Financing of the Merger"

  •
  "THE MERGER AGREEMENT"

  •
  "ANNEX A—AGREEMENT AND PLAN OF MERGER"

  •
  "ANNEX B—PLAN OF MERGER"

  (b)
  Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET—Financing of the Merger"

  •
  "SPECIAL FACTORS—Financing of the Merger"

  (c)
  Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

  •
  "SPECIAL FACTORS—Fees and Expenses"

  (d)
  Borrowed Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET—Financing of the Merger"

  •
  "SPECIAL FACTORS—Financing of the Merger"

  •
  "THE MERGER AGREEMENT"

Item 11    Interest in Securities of the Subject Company

  (a)
  Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET—Interests of the Company's Executive Officers and Directors in the Merger"

  •
  "SPECIAL FACTORS—Interests of Certain Persons in the Merger"

  •
  "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY"

  (b)
  Securities Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

  •
  "TRANSACTIONS IN SHARES AND ADSS"

Item 12    The Solicitation or Recommendation

  (d)
  Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET—Support Agreement"

  •
  "SUMMARY TERM SHEET—Interests of the Company's Executive Officers and Directors in the Merger"

  •
  "QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER"

  •
  "SPECIAL FACTORS—Support Agreement"

  •
  "SPECIAL FACTORS—Voting by the Rollover Securityholders at the Extraordinary General Meeting"

  •
  "THE EXTRAORDINARY GENERAL MEETING—Vote Required"

  •
  "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY"

  (e)
  Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET—Recommendations of the Special Committee and the Board"

  •
  "SUMMARY TERM SHEET—Position of the Buyer Group as to Fairness"

  •
  "SUMMARY TERM SHEET—Support Agreement"

  •
  "SUMMARY TERM SHEET—Interests of the Company's Executive Officers and Directors in the Merger"

  •
  "SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board"

  •
  "SPECIAL FACTORS—Position of the Buyer Group as to the Fairness of the Merger"

  •
  "SPECIAL FACTORS—Support Agreement"

  •
  "THE EXTRAORDINARY GENERAL MEETING—The Board's Recommendation"

Item 13    Financial Statements

  (a)
  Financial Information. The audited financial statements of the Company for the two years ended December 31, 2018 and 2019 are incorporated herein by reference to the Company's Form 20-F for the year ended December 31, 2019, originally filed on June 2, 2020 (see page F-1 and following pages). The unaudited financial statements of the Company for the six months ended June 30, 2019 and 2020 are incorporated herein by reference to the Company's earnings release for the first half of 2020 furnished on Form 6-K on December 7, 2020.

    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    •
    "FINANCIAL INFORMATION"

    •
    "WHERE YOU CAN FIND MORE INFORMATION"

  (b)
  Pro Forma Information. Not applicable.

Item 14    Persons/Assets, Retained, Employed, Compensated or Used

  (a)
  Solicitation or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

  •
  "THE EXTRAORDINARY GENERAL MEETING—Solicitation of Proxies"

  (b)
  Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET—The Parties Involved in the Merger"

  •
  "SPECIAL FACTORS—Interests of Certain Persons in the Merger"

  •
  "ANNEX E—DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON"

Item 15    Additional Information

  (c)
  Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16    Exhibits

(a)-(1)	Preliminary Proxy Statement of the Company dated , 2020 (the "Proxy Statement").
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.
(a)-(3)	Form of Depositary's Notice, incorporated herein by reference to Annex G to the Proxy Statement.
(a)-(4)	Form of Proxy Card, incorporated herein by reference to Annex F to the Proxy Statement.
(a)-(5)	Form of ADS Voting Instruction Card, incorporated herein by reference to Annex H to the Proxy Statement.
(a)-(6)	Press Release issued by the Company, dated October 1, 2020, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on October 1, 2020.
(b)-(1)
Equity Commitment Letter by and among Beijing SPV, Parent and Holdco dated September 30, 2020, incorporated herein by reference to Exhibit 99.9 to Schedule 13D, as amended, filed with the SEC by the Rollover Securityholders on October 7, 2020.
(c)-(1)	Opinion of Houlihan Lokey (China) Limited as Financial Advisor, dated September 30, 2020, incorporated herein by reference to Annex C to the Proxy Statement.*
(c)-(2)	Discussion Materials prepared by Houlihan Lokey (China) Limited for discussion with the special committee of the board of directors of the Company, dated July 10, 2020.*
(c)-(3)	Discussion Materials prepared by Houlihan Lokey (China) Limited for discussion with the special committee of the board of directors of the Company, dated September 30, 2020.*
(d)-(1)	Agreement and Plan of Merger, dated as of September 30, 2020, among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the Proxy Statement.
(d)-(2)
Support Agreement by and among Parent and Rollover Securityholders, dated as of September 30, 2020, incorporated herein by reference to Exhibit 99.10 to Schedule 13D, as amended, filed with the SEC by the Rollover Securityholders on October 7, 2020.
(f)-(1)	Dissenters' Rights, incorporated herein by reference to the section entitled "Dissenters' Rights" in the Proxy Statement.
(f)-(2)	Section 238 of the Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, incorporated herein by reference to Annex D to the Proxy Statement.
(g)	Not applicable.

*
Previously filed on November 24, 2020.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 23, 2020

Gridsum Holding Inc.
By	/s/ LEE CHEUK YIN DANNIS
	Name:	Lee Cheuk Yin Dannis
	Title:	Independent Director, Chairman of the Special Committee

[Signature Page to Schedule 13E-3/A (Gridsum Holding Inc.)]

Kang Bo Si Nan (Beijing) Technology Co., Ltd.
By	/s/ GUOSHENG QI
	Name:	Guosheng Qi
	Title:	Legal Representative

[Signature Page to Schedule 13E-3/A (Gridsum Holding Inc.)]

Gridsum Group Limited
By	/s/ GUOSHENG QI
	Name:	Guosheng Qi
	Title:	Director

[Signature Page to Schedule 13E-3/A (Gridsum Holding Inc.)]

Gridsum Corporation
By	/s/ GUOSHENG QI
	Name:	Guosheng Qi
	Title:	Director

[Signature Page to Schedule 13E-3/A (Gridsum Holding Inc.)]

Gridsum Growth Inc.
By	/s/ GUOSHENG QI
	Name:	Guosheng Qi
	Title:	Director

[Signature Page to Schedule 13E-3/A (Gridsum Holding Inc.)]

Guosheng Qi
/s/ GUOSHENG QI

[Signature Page to Schedule 13E-3/A (Gridsum Holding Inc.)]

Generation Gospel Limited
By	/s/ GUOSHENG QI
	Name:	Guosheng Qi
	Title:	Director

[Signature Page to Schedule 13E-3/A (Gridsum Holding Inc.)]

Fairy Spirit Limited
By	/s/ GUOSHENG QI
	Name:	Guosheng Qi
	Title:	Director

[Signature Page to Schedule 13E-3/A (Gridsum Holding Inc.)]

Guofa Yu
/s/ GUOFA YU

[Signature Page to Schedule 13E-3/A (Gridsum Holding Inc.)]

Garden Enterprises Ltd.
By	/s/ GUOFA YU
	Name:	Guofa Yu
	Title:	Director

[Signature Page to Schedule 13E-3/A (Gridsum Holding Inc.)]

Zhangjiagang Zhixinggewu Enterprise Management Center (Limited Partnership)
By	/s/ GUOSHENG QI
	Name:	Guosheng Qi
	Title:	General Partner

[Signature Page to Schedule 13E-3/A (Gridsum Holding Inc.)]

Wuxi Zhihe Enterprise Consulting Partnership (Limited Partnership)
By	/s/ GUOSHENG QI
	Name:	Guosheng Qi
	Title:	General Partner

[Signature Page to Schedule 13E-3/A (Gridsum Holding Inc.)]

EXHIBIT INDEX

(a	)-(1)	Preliminary Proxy Statement of the Company dated , 2020 (the "Proxy Statement").

(a	)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a	)-(3)	Form of Depositary's Notice, incorporated herein by reference to Annex G to the Proxy Statement.

(a	)-(4)	Form of Proxy Card, incorporated herein by reference to Annex F to the Proxy Statement.

(a	)-(5)	Form of ADS Voting Instruction Card, incorporated herein by reference to Annex H to the Proxy Statement.

(a	)-(6)	Press Release issued by the Company, dated October 1, 2020, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on October 1, 2020.

(b	)-(1)	Equity Commitment Letter by and among Beijing SPV, Parent and Holdco dated September 30, 2020, incorporated herein by reference to Exhibit 99.9 to Schedule 13D, as amended, filed with the SEC by the Rollover Securityholders on October 7, 2020.

(c	)-(1)	Opinion of Houlihan Lokey (China) Limited as Financial Advisor, dated September 30, 2020, incorporated herein by reference to Annex C to the Proxy Statement.*

(c	)-(2)	Discussion Materials prepared by Houlihan Lokey (China) Limited for discussion with the special committee of the board of directors of the Company, dated July 10, 2020.*

(c	)-(3)	Discussion Materials prepared by Houlihan Lokey (China) Limited for discussion with the special committee of the board of directors of the Company, dated September 30, 2020.*

(d	)-(1)	Agreement and Plan of Merger, dated as of September 30, 2020, among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the Proxy Statement.

(d	)-(2)	Support Agreement by and among Parent and Rollover Securityholders, dated as of September 30, 2020, incorporated herein by reference to Exhibit 99.10 to Schedule 13D, as amended, filed with the SEC by the Rollover Securityholders on October 7, 2020.

(f	)-(1)	Dissenters' Rights, incorporated herein by reference to the section entitled "Dissenters' Rights" in the Proxy Statement.

(f	)-(2)	Section 238 of the Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, incorporated herein by reference to Annex D to the Proxy Statement.

(g	)	Not applicable.

*
Previously filed on November 24, 2020.